SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

Effective November 9, 2022, the board of directors (the “Board”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”) has elected Dr. Jing Li as an independent director of the Company. There are no relationships or related transactions between Dr. Li and the Company that would be required to be reported under Section 404(a) of Regulation S-K.

Dr. Jing Li has been an associate professor at the School of Economics of Shanghai University since March 2017. Dr. Li was named as one of the “Shanghai Pujiang Talents” in 2020. He has published numerous papers in the authoritative journals of economics, such as Economic Research, Economics Quarterly, Economic Dynamics, and in the authoritative journals related to innovation and entrepreneurship, such as Scientific Research, Management of Research and Development. Dr. Li has presided over 7 projects sponsored by National Natural Science Foundation of China, Shanghai Pujiang Talent Plan, Shanghai Education Commission and Science and Technology Commission. Dr. Li received a bachelor’s degree in Enterprise Management from Anhui University, China, a master’s degree in Enterprise Management from Shanghai University of Finance and Economics, and his Ph. D. in Economics from Shanghai Jiao Tong University, China. Dr. Li was a visiting scholar at Wharton School, University of Pennsylvania from December 2018 to October 2019. Dr. Li was elected to serve as an independent director because of his in-depth knowledge in finance and economics and his broad perspective in innovative economy and finance industry.

Mr. Li is independent under the rules of the SEC and Nasdaq. Mr. Li serves as the Chair of the Compensation Committee of the Board, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee.

Exhibit Index

Exhibit	Description

99.1	Press release dated November 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: November 10, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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